K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 10, 2020

VIA EDGAR

Ms. Karen Rossotto
Senior Counsel

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. Rossotto:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on December 10, 2019 regarding the Trust’s Post-Effective Amendment No. 96 (PEA No. 96), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 25, 2019 for the purpose of reflecting changes to the name, investment objective, principal investment strategy and principal risks of the Cambria Global Real Estate ETF (formerly, Cambria Global REIT ETF) (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please disclose in the Prospectus how the Fund defines “emerging market.”

Response: The Fund does not represent that it invests a certain portion or percentage of its assets in emerging market companies; rather, the Fund’s strategy simply states that the Fund invests “primarily in the securities of domestic and foreign, including developed and emerging market, companies…” and “at least 40% of the Fund is expected to be composed of real estate companies issued and listed outside the United States….” There is no other mention of the Fund’s investment in emerging market companies besides these general statements that the Fund invests in all types of foreign companies, including both developed and emerging market companies. Accordingly, although the Registrant does not believe it would be beneficial to investors to describe which countries are deemed to be emerging or developed in the Fund’s principal investment strategy, the Registrant has added a table to the section titled “Additional Information About the Fund’s Investment Strategies and Risks,” located in the back half of the Prospectus, that identifies countries defined by the Adviser as developed markets and emerging markets as of the date of the Prospectus.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 10, 2020

2.	Comment: Please revise the first sentence in the “Principal Investment Strategies” section to eliminate passive voice and clarify who “favors” the companies selected by the Fund for investment.

Response: The Registrant has revised the relevant sentence to read as follows:

The Fund is actively managed and seeks to achieve its investment objective by investing, under normal market conditions, primarily in the securities of domestic and foreign, including developed and emerging market, companies principally engaged in the real estate sector and real-estate related industries (collectively, “real estate companies”) that exhibit favorable multi-factor metrics, such as value, quality and momentum, according to a quantitative methodology developed by Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria”).

3.	Comment: Please revise the second paragraph of the “Principal Investment Strategies” section so that it reads in plain English. In particular, consider defining the value metrics represented as initialisms (e.g., P/S ratio, P/E ratio) and including a cross-reference to the description of these value metrics set forth under the section titled “Additional Information about the Fund’s Investment Strategies and Risks.”

Response: The Registrant has made revisions to this paragraph to enhance its readability in plain English as well as to define the value metrics represented as initialisms and include a cross-reference to additional information about the value metrics in the “Additional Information about the Fund’s Investment Strategies and Risks” section. The Registrant has also clarified the description of momentum metrics and moved portions of this description to the section titled “Additional Information about the Fund’s Investment Strategies and Risks.”

4.	Comment: The Staff notes that (i) both “Large Capitalization Company Risk” and “Small and Medium Capitalization Company Risk” are listed as principal risks of the Fund and (ii) the “Principal Investment Strategies” section states that “filters will be implemented to screen for securities or real estate companies that pass various market capitalization and liquidity requirements” (emphasis added). If accurate, please state the Fund invests in all market caps.

Response: Although the Fund applies a market capitalization screen that may exclude certain real estate companies from investment, the Fund may still invest a significant portion of its assets in small-, mid- and/or large-capitalization companies. It is also true, however, that at any given time the Fund may not invest in all three market cap categories. Accordingly, the Registrant respectfully declines to note that the Fund invests in companies of all market caps. However, in an effort to address the Staff’s concern about the use of “various” to describe the Fund’s market capitalization screening requirements, the Registrant has changed the reference from “various market capitalization and liquidity requirements” to “certain market capitalization and liquidity requirements.”

August 10, 2020

5.	Comment: Please revise the Fund’s concentration policy, as stated in the “Principal Investment Strategies” section, to define and/or clarify the term “real estate-related industries.”

Response: As discussed in the opening paragraph of the Fund’s “Principal Investment Strategies” section, the Fund defines “real estate companies” as exchange-listed REITs and “companies included in the real estate sector according to the Standard & Poor’s Global Industry Classification Standards (GICS).” The real estate sector, according to GICS, is comprised of two industries: (1) equity REITs and (2) real estate management and development. Accordingly, the Registrant has added the following disclosure to the Fund’s concentration policy:

Securities of “real estate-related industries” means securities classified in one of these two industries of the real estate sector, as determined by GICS: (1) equity REITs and (2) real estate management and development.

6.	Comment: The Staff notes that the Fund’s portfolio is “periodically rebalanced.” Consider noting in the Fund’s “Principal Investment Strategies” section that the Fund is “actively managed” to make it clear to investors this is not an index-based, passively managed fund.

Response: The Registrant has made the requested change.

7.	Comment: Please consider rearranging the order in which the Fund’s principal risks are presented in the “Principal Risks” section to prioritize risks that are most likely to adversely affect a Fund’s yield, NAV or total return, rather than list the Fund’s principal risks in alphabetical order.

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading.

8.	Comment: The Staff notes that the “Principal Risks” section includes country-specific disclosure under “Geographic Investment Risk.” Consider revising each country-specific risk to highlight specific real estate risks in those countries.

Response: The risks detailed under “Real Estate Investment Risk” and “REIT Risk” apply across each of the jurisdictions in which the Fund may invest; whereas, the country-specific risks detailed under “Geographic Investment Risk” describe risks that impact the economic conditions of certain jurisdictions in which the Fund may invest a significant portion of its assets. Accordingly, the Registrant respectfully declines to revise the country-specific risks as the jurisdictions’ material risks related to real estate investing are covered under the description of “Real Estate Investment Risk” and “REIT Risk.”

August 10, 2020

9.	Comment: The Staff notes that a portion of the description of “Momentum Investing Risk” describes the Fund’s strategy more so than the risks associated with momentum investing. To the extent this risk disclosure describes the Fund’s principal investment strategy, consider moving the applicable risk disclosure to the “Principal Investment Strategies” section.

Response: The Registrant agrees that the first sentence of “Momentum Investing Risk” described a portion of the Fund’s principal investment strategy, and the Registrant has moved that sentence to the “Principal Investment Strategies” section and revised the corresponding risk accordingly.

10.	Comment: Please specifically disclose in the registration statement that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following sentence to its Item 4 and Item 9 descriptions of “Secondary Market Trading Risk”:

In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares.

The Registrant has also added the following disclosure to its Item 4 description of “Secondary Market Trading Risk” from its existing Item 9 description of the same risk:

In addition, secondary market investors will also incur a bid/ask spread, which varies over time for Shares based on trading volume and market liquidity and is generally higher if Shares have little trading volume and market liquidity.

11.	Comment: Please disclose specifically that, because a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant notes that substantially similar language already exists in the Fund’s description of “International Closed-Market Trading Risk.”

12.	Comment: Because the foreign securities are traded outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

August 10, 2020

Response: The Fund’s foreign securities will not be traded outside a collateralized settlement system. However, the Registrant notes that its description of “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk,” under the section titled “Additional Non-Principal Risk Information,” states the following:

The Fund has a limited number of financial institutions that may act as Authorized Participants. To the extent they cannot or are otherwise unwilling to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, Shares may trade like closed-end fund shares at a significant discount to net asset value and may face delisting from the Exchange.

13.	Comment: Please add the month and year of inception when disclosing the length of the portfolio manager’s service to the Fund.

Response: The Registrant has made the requested change.

14.	Comment: To the extent the Fund intends to make cash redemptions for Shares, consider adding corresponding cash redemption risk disclosure.

Response: Although the Registrant expects that most Fund purchases and redemptions will be in-kind transactions, the Registrant understands that transactions in certain countries may require the Fund to effect redemptions, in whole or in part, for cash. Accordingly, the Registrant has added Cash Redemption Risk disclosure to the Fund’s Prospectus.

15.	Comment: The Staff notes that the Fund’s investment objective “may be changed without a vote of shareholders.” Please disclose, if accurate, that the Funds’ shareholders will receive notice of any change to the Fund’s investment objective.

Response: The Registrant confirms that the Fund’s shareholders will be provided written notice of any change to the Fund’s investment objective and has revised the disclosure accordingly.

16.	Comment: The Staff notes that a “discussion regarding the basis for the Board of Trustees’ approval of the Management Agreement with respect to the Fund will be available in the Fund’s first annual or semi-annual report to shareholders.” Please specify in which report this information will appear.

Response: The Registrant has revised this disclosure to reflect that the basis for the Board’s approval of the Management Agreement with respect to the Fund will appear in the Fund’s semi-annual report to shareholders dated October 31, 2020.

17.	Comment: Please revise the first paragraph under the section titled “Buying and Selling Shares” to clarify that Creation Units are created and redeemed only by Authorized Participants.

Response: The Registrant has made the requested change.

August 10, 2020

Statement of Additional Information

18.	Comment: Please revise the explanatory paragraph related to the Fund’s concentration policy to clarify that not all tax-free state and municipal securities are exempt from the Fund’s concentration policy.

Response: The Registrant has revised the last sentence of the referenced paragraph as follows:

Also, with respect to the limitations set forth in the [Fund’s] concentration [policy], securities of the U.S. government (including its agencies and instrumentalities) and, except as set forth in the following sentence, tax-free securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry. To the extent that the income from a municipal bond is derived principally from a specific project or backed principally from the assets and revenue of a non-governmental user, the securities will be deemed to be from the industry of that project or user.

19.	Comment: Consider adding the definition of REITs used in the SAI to the Fund’s “Principal Investment Strategies” section.

Response: The Registrant has made the requested change.

20.	Comment: The Staff notes that Mebane Faber is listed as Cambria’s co-founder and Chief Investment Officer in the SAI, but the SAI disclosure does not mention his role as Chief Executive Officer of Cambria, as noted on the Funds’ website. Please revise the SAI to reflect Mr. Faber’s current position(s) with Cambria.

Response: The Registrant has revised the SAI to reflect that Mr. Faber has served as Chief Executive Officer of Cambria since 2018.

21.	Comment: The Staff notes that the second paragraph under “Board Structure” in the “Management of the Fund” section states that “Independent Trustees have effective control over the Board’s agenda because they form a majority of the Board and can request presentations and agenda topics at Board meetings.” Please explain why the ability to “request” topics and materials provides the Independent Trustees with “effective control” and why this language is not misleading.

Response: The Registrant confirms that the Independent Trustees of the Trust have “effective control” over the Board’s agenda. The Independent Trustees’ authority and effective control over the agenda is derived from the fact that two out of the three Trustees are Independent Trustees. The Independent Trustees’ control is not based on their ability to “request” materials; rather, because the Independent Trustees make up a majority of the Board, when the Independent Trustees “request” something from Trust officers, Cambria, or one of the Fund’s other third-party providers, the “request” from the Independent Trustees is received as a directive that demands compliance. Accordingly, the Registrant does not believe the current disclosure is misleading, but to ensure clarity, the Registrant has revised the aforementioned sentence as follows:

August 10, 2020

Independent Trustees have effective control over the Board’s agenda because they form a majority of the Board and can ~~request~~ direct Trust officers, Cambria, and the Fund’s third-party service providers to give presentations and address agenda topics at Board meetings.

22.	Comment: With respect to the Code of Ethics of the Trust, Cambria, and the Distributor, please disclose whether access persons may invest in securities that may be purchased or held by the Fund.

Response: The Registrant has revised the following sentence to reflect that access persons of the Trust, Cambria and the Distributor are permitted to invest in securities that may be purchased or held by the Fund:

Under each Code of Ethics, access persons are permitted to engage in personal securities transactions, including in securities that may be purchased or held by the Fund, but the access persons are required to report their personal securities transactions for monitoring purposes.

23.	Comment: Please confirm that the “other accounts managed” table under the “Portfolio Manager” section will include all of the other accounts for which the Fund’s portfolio manager provides, and is primarily responsible for, day-to-day management. Please also revise the sentence about performance-based fees to clarify that none of the other accounts managed by the portfolio manager have performance fees rather than state that none of the accounts listed in the table are subject to performance fees.

Response: Confirmed. The Registrant has revised the first two sentences in the paragraph preceding the “other accounts managed” table as follows:

The following table provides information about the other accounts, in addition to the Fund, for which the portfolio manager ~~who~~ has day-to-day management responsibility ~~for management of the Fund~~. None of the other accounts managed by the portfolio manager ~~listed below~~ are subject to a performance-based advisory fee.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:     W. John McGuire, Esq.